UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     *)

AMPCO-PITTSBURGH CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Altor Fund II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH Channel Islands

Tel: +44 (0) 1534 833045

With copies to:

Ulf Johansson

White & Case Advokat AB

Box 5573

SE-114 85 Stockholm, Sweden

Offices at Biblioteksgatan 12

Tel: +46 (8) 611 21 22

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Fund II (No. 1) Limited Partnership I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 1,017,441 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 1,017,441 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,441 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Fund II (No. 2) Limited Partnership I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 743,868 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 743,868 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 743,868 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Fund II (No. 3) Limited Partnership I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 2,694 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 2,694 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02% (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Fund II (No. 4) Limited I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 12,601 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 12,601 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,601 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Fund II GP Limited I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 1,776,604 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 1,776,604 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,604 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 032037103
1.	Name of Reporting Persons: Altor Holdings Limited I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 1,776,604 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 1,776,604 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,604 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) HC; OO

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Issuer Common Stock”), of Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 726 Bell Avenue, Suite 301, Carnegie, PA 15106.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Altor Fund II (No. 1) Limited Partnership, a Jersey (Channel Islands) limited partnership (“Altor Fund 1”), Altor Fund II (No. 2) Limited Partnership, a Jersey (Channel Islands) limited partnership (“Altor Fund 2”), Altor Fund II (No. 3) Limited Partnership, a Jersey (Channel Islands) limited partnership (“Altor Fund 3”), Altor Fund II (No. 4) Limited, a Jersey (Channel Islands) limited liability company (“Altor Fund 4”), Altor Fund II GP Limited, a Jersey (Channel Islands) limited liability company (“Altor GP”) and Altor Holdings Limited, a Jersey (Channel Islands) limited liability company (“Altor Holdings”). Altor Holdings is the sole member of Altor GP, which is the general partner of Altor Fund 1, Altor Fund 2 and Altor Fund 3 and the investment manager to Altor Fund 4.

Each of Altor Fund 1, Altor Fund 2, Altor Fund 3, Altor Fund 4, Altor GP and Altor Holdings is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated April 1, 2016, a copy of which is attached as an exhibit to this Schedule 13D. Each of the Reporting Persons disclaims beneficial ownership in all shares of Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

Each of Altor Holdings, Altor GP and Altor Fund 4 has a board of directors. The name, present principal occupation and citizenship of each director of Altor Holdings, Altor GP and Altor Fund 4 (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual

Altor Holdings Limited
Søren Johansen	Director of Altor Holdings	Denmark
Stefan Linder	Director of Altor Holdings	Sweden

Altor Fund II GP Limited
Peter Bailey	Director of Altor GP and Altor Fund 4	Jersey (Channel Islands)
John Boothman	Director of Altor GP and Altor Fund 4	Jersey (Channel Islands)
Hannu Ryöppönen	Director of Altor GP	Finland
Ulrika Werdelin	Director of Altor GP	Sweden

Altor Fund II (No. 4) Limited
Peter Bailey	Director of Altor GP and Altor Fund 4	Jersey (Channel Islands)
John Boothman	Director of Altor GP and Altor Fund 4	Jersey (Channel Islands)

(b)	The principal business address of each of the Reporting Persons and Covered Individuals is PO Box 730, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH Channel Islands.

(c)	The principal business of each of the Reporting Persons is to make investments in the securities of privately held and other businesses. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.

(d)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Reporting Persons and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 3, 2016, the Issuer and Ampco UES Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Issuer (“Ampco UES,” and collectively with the Issuer, the “Buyers”) acquired all of the outstanding stock of Åkers AB, Åkers Sweden AB, Rolls Technology, Inc., Åkers Valji Ravne d.o.o. and each of their respective subsidiaries from Åkers Holding AB, a company limited by shares incorporated in Sweden (the “Seller”). The Buyers completed their acquisition (the “Acquisition”) pursuant to the terms of Share Sale and Purchase Agreement, dated December 2, 2015, between the Buyers, Altor GP and Seller, as amended by the Addendum to Share Sale and Purchase Agreement, dated March 1, 2016, and the Second Addendum to Share Sale and Purchase Agreement, dated March 3, 2016 (the “Purchase Agreement”).

Pursuant to the terms of the Purchase Agreement, the Issuer was required to issue upon completion of the Acquisition a US$20,000,000 converting note (the “Converting Note”) and two subordinated promissory notes (the “Promissory Notes”) to Svenska Handelsbanken AB (publ) (“SHB”), a Swedish bank, each in consideration for certain bank debt owed to SHB. Additionally, under the Purchase Agreement, SHB was obligated to endorse and transfer the Converting Note and one of the Promissory Notes upon their issuance to Altor GP. Effective upon such endorsement and transfer, the Converting Note’s initial principal amount was automatically convertible into a number of shares of Issuer Common Stock determined by dividing US$20,000,000 by the daily volume-weighted average price of Issuer Common Stock on the New York Stock Exchange (the “NYSE”) on each of the ten consecutive trading days prior to December 2, 2015 and each of the ten consecutive trading days after December 2, 2015, subject to certain limitations.

Upon closing of the Acquisition on March 3, 2016 (the “Closing”), the Buyers paid the Seller aggregate consideration of US$75,109,484, consisting of, subject to post-closing adjustments: (i) US$29,399,471 in cash; (ii) the Converting Note; and (iii) the Promissory Notes in the aggregate initial principal balance of US$25,710,013. Additionally, on March 3, 2016, the Issuer entered into a Note Sale and Purchase Agreement with Altor GP and SHB, pursuant to which the Issuer issued the Converting Note to SHB. Immediately upon endorsement of the Converting Note, SHB transferred the Converting Note and one of the Promissory Notes to Altor GP. The principal amount of the Converting Note held by Altor GP as a result of the endorsement and transfer was automatically converted into 1,776,604 shares of Issuer Common Stock, pursuant to the terms of the Purchase Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and addenda thereto and the Note Sale and Purchase Agreement, copies of which are filed as exhibits to this Schedule 13D and which are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Items 3 above and 6 below is incorporated herein by reference.

On March 3, 2016, concurrent with its acquisition of the Issuer Common Stock described in Item 3 above, Altor GP, with respect to the shares of Issuer Common Stock directly held by Altor Fund 1, Altor Fund 2, Altor Fund 3 and Altor Fund 4, entered into a Shareholder Support Agreement with the Issuer (the “Support Agreement”). As discussed in more detail in Item 6 below, the Support Agreement between the Issuer and Altor GP grants Altor GP certain board nomination and observer rights and registration rights, while limiting the ability of Altor GP to transfer and acquire shares of Issuer Common Stock and to take certain actions relating to the Issuer. The Support Agreement automatically terminates when Altor GP and its permitted transferees, including certain affiliates of Altor GP, no longer beneficially own in the aggregate any shares of Issuer Common Stock.

Board Nomination, Observer and Other Rights

Under the Support Agreement, beginning on March 3, 2016, Altor GP and its permitted transferees may select one director nominee to the Issuer’s board of directors (the “Board”) and one non-voting observer to the Board and all committees of the Board. Altor GP and its permitted transferees may also designate a replacement director nominee or replacement non-voting observer, respectively, if the director nominee or non-voting observer designated by Altor GP and its permitted transferees can no longer serve. Subject to the Support Agreement’s terms, the Issuer must take all actions necessary to appoint to the Board the director nominee of Altor GP and its permitted transferees so long as the nominee is reasonably acceptable to the Issuer’s Nominating and Governance Committee. Additionally, upon such nominee’s appointment to the Issuer’s Board, assuming he or she satisfies the applicable independence requirements under the rules of the Securities and Exchange Commission (the “SEC”) and the NYSE, the Issuer must appoint him or her to the Issuer’s Nominating and Governance Committee. The Issuer must also recommend that shareholders vote for the director nominee of Altor GP and its permitted transferees in annual director elections and solicit proxies for such nominee to the same extent as for other directors of the Issuer. The director nomination rights will terminate once Altor GP (including its permitted transferees) ceases to beneficially own at least 888,302 shares of Issuer Common Stock, and the Board observer rights will terminate once Altor GP (including its permitted transferees) ceases to beneficially own at least 444,151 shares of Issuer Common Stock.

Effective upon the occurrence of the Closing, at Altor GP’s selection, the Board appointed Mr. J. Fredrik Strömholm as Altor GP’s initial director representative and appointed Mr. Johan Blomquist as Altor GP’s initial non-voting observer. Mr. Strömholm will serve as director until his term expires at the Issuer’s annual meeting of shareholders to be held in 2016, and until his respective successor has been duly elected and qualified or until Mr. Strömholm’s earlier death, resignation, incapacity or removal. As a director of the Issuer, Mr. Strömholm may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Until its director nomination rights terminate, Altor GP agrees to vote, or cause to be voted, all shares of Issuer Common Stock beneficially owned by Altor GP and certain affiliates controlled by Altor GP in accordance with the recommendations of the Issuer’s Board pertaining to proxy solicitation, subject to the terms of the Support Agreement. The same agreement applies to any permitted transferees of Altor GP. Altor GP currently intends to vote all shares of Issuer Common Stock that it controls at the Issuer’s 2016 annual meeting of shareholders.

Other Purposes

The Reporting Persons acquired the Issuer Common Stock for investment purposes and intend to review their respective investments in the Issuer on a continuing basis. From time to time and at any time in the future, the Reporting Persons may, subject to the restrictions on Altor GP and its permitted transferees contained in the Support Agreement, including the Standstill Period and transfer limitations discussed in Item 6 below, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the shares of Issuer Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the terms of the Support Agreement, including the thresholds of beneficial ownership needed to maintain such terms, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the shares of Issuer Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Altor Fund 1 is the beneficial owner of 1,017,441 shares, or 8.3%, of the issued and outstanding Issuer Common Stock.

Altor Fund 2 is the beneficial owner of 743,868 shares, or 6.1%, of the issued and outstanding Issuer Common Stock.

Altor Fund 3 is the beneficial owner of 2,694 shares, or 0.02%, of the issued and outstanding Issuer Common Stock.

Altor Fund 4 is the beneficial owner of 12,601 shares, or 0.1%, of the issued and outstanding Issuer Common Stock.

Altor GP, as the general partner of Altor Fund 1, Altor Fund 2 and Altor Fund 3 and the investment manager to Altor Fund 4, may be deemed to have shared voting and dispositive power with respect to the shares of Issuer Common Stock directly beneficially owned by each of Altor Fund 1, Altor Fund 2, Altor Fund 3 and Altor Fund 4. As such, Altor GP may be deemed an indirect beneficial owner of 1,776,604 shares, or 14.5%, of the issued and outstanding Issuer Common Stock.

Altor Holdings, as the sole member of Altor GP, may be deemed to have shared voting and dispositive power with respect to the shares of Issuer Common Stock beneficially owned by Altor GP. As such, Altor Holdings may be deemed an indirect beneficial owner of the 1,776,604 shares of Issuer Common Stock beneficially owned by Altor GP, representing 14.5% of the issued and outstanding Issuer Common Stock.

Mr. Strömholm, a director of the Issuer, holds a minority interest in Altor Holdings and is a partner in Altor Equity Partners AB, an entity acting as a third-party advisor to Altor GP with no binding authority over the decisions of Altor GP’s board of directors. Neither Altor Equity Partners AB nor Mr. Strömholm has beneficial ownership over any shares of Issuer Common Stock reported herein as a result of these relationships or otherwise.

Each of the Reporting Persons disclaims beneficial ownership in all shares of Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary therein. All share percentage calculations in this Schedule 13D are based on 12,216,578 shares of Issuer Common Stock outstanding as of March 11, 2016, as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 15, 2016.

(b)	See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Issuer Common Stock by the Reporting Persons.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Individuals have not effected any transactions in Issuer Common Stock during the past 60 days.

(d)	No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 4 above is incorporated herein by reference.

Standstill Obligations

Under the Support Agreement, Altor GP and its permitted transferees agree to certain “standstill” obligations in effect as long as Altor GP and its permitted transferees beneficially own, in the aggregate, five percent or more of the voting stock of the Issuer’s Common Stock (the “Standstill Period”). During the Standstill Period, Altor GP and its permitted transferees may not take, and may not permit any of their controlled affiliates or the investment funds managed by Altor GP or its controlled affiliates to take, certain actions, including, but not limited to: (i) acquiring or facilitating the acquisition of, until March 3, 2017, more than 19.9% of the total outstanding Issuer Common Stock or, after March 3, 2017, the greater of 19.9% and the percentage of the shares of Issuer Common Stock beneficially owned by the Issuer’s largest shareholder; (ii) conducting a tender offer, restructuring, business combination or change in control involving the Issuer or its subsidiaries without Issuer approval; (iii) initiating shareholder proposals or calling shareholder meetings; (iv) soliciting proxies; (v) entering into certain group or voting arrangements; and (vi) seeking to control or publicly influence the management of the Issuer. The Standstill Period will terminate if any other person acquires more than 50% of outstanding Issuer Common Stock or all or substantially all consolidated assets of the Issuer, or if a third party commences an unsolicited public tender or exchange offer and comes to beneficially own more than 50% of outstanding Issuer Common Stock.

Registration Rights

The Support Agreement entitles Altor GP and its permitted transferees, including certain of Altor GP’s affiliates, to registration rights with respect to certain shares of Issuer Common Stock which they beneficially own (the “Registrable Securities”). The registration rights involve customary indemnification provisions, and are subject to customary cutbacks on the number of shares to be registered or offered in an underwritten offering where the managing underwriter advises that marketing factors call for a limitation on the number of shares to be registered or offered.

Demand Rights. Beginning March 3, 2017, so long as the Issuer is not eligible for the use of Form S-3, Altor GP and its permitted transferees may request that the Issuer register all, or at least $5 million, of their Registrable Securities (the “Registrable Amount”) on up to three occasions. In addition, beginning March 3, 2017, if the Issuer meets the conditions for filing on Form S-3, Altor GP and its permitted transferees may demand that the Issuer include the Registrable Amount of their Registrable Securities in a registration statement on Form S-3 and that the Issuer conduct underwritten offerings pursuant to that registration statement.

Piggyback Rights. Beginning March 3, 2017, Altor GP and its permitted transferees will have “piggyback rights” to request that the Issuer include their Registrable Securities in any registration statement that the Issuer proposes to file in a public offering using Form S-1 or Form S-3, subject to specified exceptions. Altor GP and its permitted transferees will have the right to include any Registrable Securities in subsequent piggyback registration statements regardless of whether they have opted out of such past registration statements.

Transfer Restrictions

The Support Agreement restricts the ability of Altor GP and its permitted transferees to transfer shares of Issuer Common Stock without the Issuer’s consent until June 3, 2017, provided that Altor GP and its permitted transferees may freely transfer shares of Issuer Common Stock to one another in accordance with certain procedural requirements at any time. After June 3, 2017, Altor GP and its permitted transferees will be bound by limited transfer restrictions, which prohibit, among other things, transfers to any person who after the transfer would beneficially own at least 15% of the total outstanding Issuer Common Stock, unless conducted under the terms of Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”), or in a registration of securities. Furthermore, except in connection with certain public tenders, transfers under Rule 144 or transfers pursuant to the exercise of registration rights, Altor GP and its permitted transferees must provide the Issuer a right of first look regarding any transfer of Issuer Common Stock.

The foregoing description of the Support Agreement in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

1

Joint Filing Agreement, dated April 1, 2016, between Altor Holdings Limited, Altor Fund II GP Limited, Altor Fund II (No. 1) Limited Partnership, Altor Fund II (No. 2) Limited Partnership, Altor Fund II (No. 3) Limited Partnership and Altor Fund II (No. 4) Limited.

2

Power of Attorney of Altor Fund II GP Limited with respect to itself, Altor Fund II (No. 1) Limited Partnership, Altor Fund II (No. 2) Limited Partnership, Altor Fund II (No. 3) Limited Partnership and Altor Fund II (No. 4) Limited.

3

Share Sale and Purchase Agreement, dated December 2, 2015, between Ampco-Pittsburgh Corporation, Ampco UES Sub, Inc., Altor Fund II GP Limited and Åkers Holding AB (incorporated by reference to Exhibit 2.1 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2015).

4

Addendum to Share Sale and Purchase Agreement, dated March 1, 2016, between Ampco-Pittsburgh Corporation, Ampco UES Sub, Inc., Altor Fund II GP Limited and Åkers Holding AB (incorporated by reference to Exhibit 2.2 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

5

Second Addendum to Share Sale and Purchase Agreement, dated March 3, 2016, between Ampco-Pittsburgh Corporation, Ampco UES Sub, Inc., Altor Fund II GP Limited and Åkers Holding AB (incorporated by reference to Exhibit 2.3 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

6

Converting Note, issued March 3, 2016 (incorporated by reference to Exhibit 4.1 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

7

Note Sale and Purchase Agreement, dated March 3, 2016, between Ampco-Pittsburgh Corporation, Altor Fund II GP Limited and Svenska Handelsbanken AB (publ) (incorporated by reference to Exhibit 10.1 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

8

Shareholder Support Agreement, dated March 3, 2016, between Ampco-Pittsburgh Corporation and Altor Fund II GP Limited (incorporated by reference to Exhibit 10.2 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2016

ALTOR HOLDINGS LIMITED

By:	/s/ Stefan Linder
Name: Stefan Linder
Title: Director

ALTOR FUND II GP LIMITED

By:	/s/ Emily Sturgess
Name: Emily Sturgess
Title: Authorized Signatory

By:	/s/ Matthew Hague
Name: Matthew Hague
Title: Authorized Signatory

ALTOR FUND II (NO. 1) LIMITED PARTNERSHIP

By:	/s/ Emily Sturgess
Name: Emily Sturgess
Title: Authorized Signatory

By:	/s/ Matthew Hague
Name: Matthew Hague
Title: Authorized Signatory

ALTOR FUND II (NO. 2) LIMITED PARTNERSHIP

By:	/s/ Emily Sturgess
Name: Emily Sturgess
Title: Authorized Signatory

By:	/s/ Matthew Hague
Name: Matthew Hague
Title: Authorized Signatory

ALTOR FUND II (NO. 3) LIMITED PARTNERSHIP

By:	/s/ Emily Sturgess
Name: Emily Sturgess
Title: Authorized Signatory

By:	/s/ Matthew Hague
Name: Matthew Hague
Title: Authorized Signatory

ALTOR FUND II (NO. 4) LIMITED

By:	/s/ Emily Sturgess
Name: Emily Sturgess
Title: Authorized Signatory

By:	/s/ Matthew Hague
Name: Matthew Hague
Title: Authorized Signatory